Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Trustees of

Universal Health Realty Income Trust:

We consent to the use of our reports dated March 4, 2016 with respect to the consolidated balance sheets of Universal Health Realty Income Trust and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2015, and the related financial statement schedule III, real estate and accumulated depreciation, and the effectiveness of internal control over financial reporting as of December 31, 2015, which reports appear in the December 31, 2015 annual report on Form 10-K of Universal Health Realty Income Trust, incorporated by reference herein.

/s/ KPMG LLP

Philadelphia, Pennsylvania

June 7, 2016